INVEST IN **COEXIST**

Healthy and Bio-based Homes and Cabins



coexist.build Blandon, PA

Highlights

1. Created the Traveler kit, a bio-based backyard office or cabin for homeowners and developers.
2. Accepted into the Ben Franklin Technology Partners portfolio.
3. Woman-owned company headed by internationally recognized green building experts.
4. Received a Value Added Producer Grant from the USDA for bio-based materials.
5. Featured in Architectural Digest, Dwell, El Decor, Business Insider, Dezeen and more.
6. Invited to create an installation for the Venice Biennale of Architecture in Venice, Italy, 2023.
7. Unlocking the power of plants for healthy, carbon-neutral homes and buildings around the world.
8. Participated in the IRC approval for hempcrete.

Featured Investors



Ben Franklin Technology Partners Follow Invested $25,000

For 40 years, Ben Franklin Technology Partners of Northeastern Pennsylvania has been building an ecosystem that fosters innovation and entrepreneurial success by providing investment capital and business support to technology startups and established manu

"Ben Franklin Technology Partners of Northeastern PA has been proudly working with and supporting Coexist Build since its inception in 2018. Coexist is making an impact in architecture and construction by developing innovative regenerative hemp-based materials to pioneer environments that are healthy and toxic free. Co-founders Ana and Drew's bold vision to create the next generation of housing using a holistic approach focused on health, performance, and sustainability aligns with Pennsylvania's focus on energy, agriculture, and manufacturing. The sustainable building materials market is projected to grow exponentially over the next 8 years, and we look forward to continuing to support Ana and Drew in achieving their growth goals and continuing to impact this market."



Opake Institute Follow Invested $25,000

"The O'Pake Institute has invested in Coexist Build because their mission in revolutionizing the eco-friendly construction through their hemp-based products is aligned with our vision for sustainable economic growth and development. There are state-wide and national pushes to hone in on the hemp-based industry, and the new innovations Coexist provides in processes and products can help lead the way to this desired transformation." - Caitlin Long, Director of Technology Transfer & Innovation Commercialization at Alvernia University's O'Pake Institute for Economic Development & Entrepreneurship."



Jessica Decker
Syndicate Lead

[Follow]

Invested $5,000 ⓘ

I started my career in the dotcom years. Since then, I've spent half my time at a few startups, and the other half in finance. As a result, my happy place is entrepreneurial finance.

"To me, this is a great project for a few reasons. First, hemp based construction materials is one of those win-win opportunities in terms of economics and sustainability. It makes good financial sense for producers and consumers while also being far more sustainable than typical construction materials.

Secondly, I've watched Anastasiya and Drew grow this business from the beginning, and I'd love to see what the next phase looks like.

And finally, growing up in rural Pennsylvania, I heard a lot about how industrial hemp used to be a major part of our local economy before prohibition. I'd love to see some of that business come back home. So I'm more than thrilled to be a part of this deal."

Our Team



Drew Oberholtzer Chief Innovation Officer

Emmy award winning media professional. Multidisciplinary creative. Grant writer and manager strategist for company partnerships.



Anastasiya Konopitskaya CEO

Accomplished residential and commercial architect; worked for 15 years at top firms in NY and LA. Founded Coexist to merge love of design with the urgent need for sustainability in buildings. Invited to present the New Regenerative City in Venice, Italy.

A platform to connect homeowners, builders and architects to build healthy, carbon-smart high-end homes for less!





HIRING AN ARCHITECT FOR A HOME DESIGN IS EXPENSIVE AND TIME-CONSUMING

A good house design that promotes quality of life, healthy living and safe for the environment is EXPENSIVE.

A design fee could cost **up to $50K** for a single family house or **$15K** for an ADU (a granny-flat, a she-shed, etc.)

Designs take months to complete.

Architects are *also* seeking alternatives to their work setup.

OFTEN, PEOPLE'S LARGEST LIFE INVESTMENT IS DESIGNED BY A CONTRACTOR/DEVELOPER

OUR CONVENTIONAL BUILDINGS MAKE US SICK

APPROXIMATELY 1000 VOLATILE CHEMICALS ARE IN INDOOR AIR



ON AVERAGE, AMERICANS SPEND ABOUT 90% OR MORE OF THEIR TIME INDOORS

The Inside Story: A Guide to Indoor Air Quality. U.S. EPA/Office of Air and Radiation and Indoor Air (6609J) Cosponsored with the Consumer Product Safety Commission. EPA 402-K-93-007.

SO PEOPLE SEEK HEALTHIER NON-TOXIC WAYS TO BUILD



AMERICANS ARE AGEING AND LOOKING FOR ALTERNATIVE HOMES

A lot of retired parents look to move with their children.

People seek to downgrade.

A lot of people look for healthier built homes.

MORE DIVERSE HOUSING SUCH AS ADUs WILL BE NEEDED

Image by T. Leish/th Pexels

IF WE WANT TO LOWER CO_2

BEST WAY IS THROUGH BETTER CONSTRUCTION PRACTICES

Construction is responsible for up to 40% of carbon emissions world-wide



Global CO_2 Emissions by Sector

Building Efficiency Is One of the Most Affordable Ways to Cut Emissions

WORLD RESOURCES INSTITUTE

SO WE BRING A PLATFORM THAT BRIDGES THE GAP BETWEEN HOMEOWNERS, BUILDERS AND ARCHITECTS

By offering pre-designed downloadable drawings for single family homes and ADUs

that reflect better practices:

Healthier

Non-toxic

Partially compostable

Recyclable

Sustainable

Energy-efficient





AND

a subscription-based architectural consulting as a support.

OUR CUSTOMERS



Real estate developers



Families



DIYers

Contractors

WE OFFER HIGH-END HOME DESIGNS AT AFFORDABLE RATE
by eliminating the overhead and expensive hourly rates

COEXIST WILL:

- Save tens of thousands of dollars for homeowners
- Create better quality housing stock
- Help lower carbon emissions

Note: future projections are not guaranteed

WE RECEIVED A USDA VALUE-ADDED PRODUCER GRANT

SO WE DESIGNED AND BUILT A BACKYARD OFFICE KIT WITH NON-TOXIC BIO-BASED MATERIALS

AND PRESOLD 15 WITHIN THE FIRST MONTH

the TRAVELER



TO CREATE HEALTHIER CARBON-SMART HOMES WE PARTNERED WITH



Rodale Institute · PennState · Alvernia University · The New School · Jefferson (Philadelphia University + Thomas Jefferson University)

TO CONDUCT RESEARCH AND EDUCATE

WE RAISED $50K FROM



Ben Franklin Technology PArtners · O'Pake Institute for Ethics, Leadership & Public Service

AND RECEIVED GRANTS FROM



USDA · pennsylvania Department of Agriculture

AND WE GAINED TRACTION IN PUBLICATIONS



INSIDER
AD
dezeen
dwell
THE NEW SCHOOL PARSONS
Healthy Materials Lab
design milk
ELLE DECOR
MONOCLE
The Guardian
mosaic
GREAT AMERICAN ESCAPES



'It's almost carbon-negative': how hemp became a surprise building material

COMPETITIONS + EXHIBITS + PUBLIC SPEAKING



VENICE, ITALY

European Cultural Centre

DESIGN PHILADELPHIA

AIA Philadelphia · JAVITS CENTER · Pasa SUSTAINABLE AGRICULTURE · CLF Carbon Leadership Forum Chicago

PennState · THE SOUTHERN HEMP EXPO · Carnegie Mellon University · Green Building Alliance

WE ARE AT THE RIGHT TIME IN THE RIGHT PLACE, BECAUSE
1. OUR MARKET IN THE US IS MASSIVE AND GROWING



20-YEAR ANNUAL NEW HOUSING PERMITS AND NEW HOUSING STARTS
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
New Permits
New Starts
iPropertyManagement.com data source: U.S. Census Bureau

2. NEW STATE AND FEDERAL CARBON EMISSIONS REGULATIONS



Greenhouse Gas Emissions Targets

Twenty-four states plus the District of Columbia have adopted specific greenhouse gas emissions targets.
While each state has adopted a target and baseline year that suits its circumstances, the prevalence of these targets shows the widespread support for climate action.

U.S. State Climate Action Plans

Climate action plans generally include greenhouse gas emissions reduction targets and detail actions the state can take to help meet those goals. The plans may also include additional components such as resilience strategies, clean energy targets, and economic and social goals.

33 states have released a climate action plan.

3. NEW HOUSING AND BUILDING CODES ARE GROWING OUR MARKET

- More and more ADU-friendly regulations are being passed
- ADUs can now be pre-approved by certain jurisdictions for faster construction
- ADUs are now recognized on the federal level to raise property values
-
2024
IRC
We co-signed application for the hempcrete to be included in the building code and got it approved. It will be included in IRC 2024.



ADUs created a real estate revolution in California and Oregon.
It is now spreading to the rest of the country.



4. BECAUSE OF GROWING INTEREST IN HEALTHIER AND GREENER HOMES. AND BENEFITS EVERYONE.



Why Green Buildings?
Commercial Benefits to go Green...
80%
70%
75%
70-90%
10-31%
10%
16-18%







up to
30%
in potable water savings
Overall reduced operating costs
20%
lower maintenance costs
Polypipe

OUR MARKET
TAM
2021 $1.7 BILLION
2027 $2.5 BILLION
SAM
2021 $1.3 BILLION
2027 $1.9 BILLION
SOM
2021 $270 MILLION
2027 $432 MILLION
HEMPCRETE SALES
$5.5 MILLION + $13M
BY 2030
Eleven high-potential value pools could be worth more than $12 trillion of yearly revenues by 2030 as the net-zero transition advances.
TOTAL ADDRESSABLE MARKET:
BIOCOMPOSITE MATERIAL
SERVICE ADDRESSABLE MARKET:
BUILDING AND CONSTRUCTION
SERVICE OBTAINABLE MARKET:
BIOCOMPOSITE MATERIAL



OUR MARKET
GREEN BUILDING MARKET
THE GLOBAL GREEN COMPOSITES MARKET IS DRIVEN THE NEED FOR SUSTAINABLE MATERIALS FOR PRODUCTION AND MANUFACTURE.
CONSTRUCTION AND MARINE SECTORS ARE EXPECTED TO DRIVE UP GROWTH OPPORTUNITIES FOR THE GLOBAL GREEN COMPOSITES MARKET.
Report Attribute/Metric
Details
CAGR
Base Year
2021
Forecast Period
2022 to 2030
Historical Data
2019 & 2020
Forecast Units
Value (USD Million)
Report Coverage
Segments Covered
Geographies Covered
Key Vendors
Key Market Opportunities
Key Market Drivers
Source:
MARKET RESEARCH FUTURE

BUSINESS MODEL / Revenue Streams



SINGLE-FAMILY HOME CONSTRUCTION DRAWINGS	ACCESSORY DWELLING UNIT CONSTRUCTION DRAWINGS	ACCESSORY DWELLING UNIT BUILDING KIT
ARCHITECTURAL SUBSCRIPTION SERVICES UP TO 6 HOURS OF DESIGN CONSULTING OR 3 RENDERINGS	ARCHITECTURAL SUBSCRIPTION SERVICES UP TO 60 HOURS OF DESIGN WORK	ARCHITECTURAL SUBSCRIPTION SERVICES ANNUALLY

Projected revenue annually
$680K IN FIRST YEAR

Future projections are not guaranteed

Projected revenue annually is $680K in the first year after our Wefunder raise. Roughly 50% of our projected revenue is expected to come from our Traveler kits. The Traveler kits are expected to sell for $60K - $90K per unit, cost $40K-$65K to produce, and we expect a total of 5 kits to be sold in year one. The remaining 50% of revenue will come from our custom design services, architectural subscription service (to be built) and our growing catalog of downloadable drawings. Our assumptions in the first year reflect a ~400% growth in existing revenue streams and establishment of others. *

Throughout the past two years we've nailed down the supply chain, piloted the Traveler Kits, and created the Traveler ADU, a larger kit we designed due to demand from customers. We believe this, in addition to the funds we raise on Wefunder, will provide a strong foundation to execute on the growth we're planning for 2024. We also plan to hire a full-time sales person to further support our growth. *

These future projections are not guaranteed and are subject to change

ROADMAP



Phase I
Phase II
Phase III



PRODUCT R&D
PROTOTYPE CONSTRUCTION, TESTING AND VALIDATION
PROOF OF CONCEPT COMPLETED
WEBSITE DEVELOPMENT
ADDITIONAL DESIGNS COMPLETED
MARKETING + PR
ADDITIONAL DESIGNS COMPLETED
ARCH. SUBSCRIPTION SERVICE IS UP
$50K IN GRANTS FOR R&D + $75K OF PERSONAL FUNDS
$150K
2019
2024
2026

Future projections are not guaranteed

Our goal is to raise $150k on Wefunder, but we are raising up to $1.2M.

EXIT
1
2
3
Sale of a company to an architecture company
Sale of a company to a prefab manufacturer
Merger with a prefab manufacturer
EXIT WINDOW OR LIQUIDITY EVENT TIME FRAME - 5 YEARS







Future projections are not guaranteed

A potential exit plan for investors would be during a Series A fundraising round when our existing convertible notes and these Wefunder SAFEs can be converted to equity. After they have converted, they could be subsequently sold as outlined above.

None of these projections are guaranteed.

GROWTH OPPORTUNITY FOR INVESTMENT:
• Home products as part of design sales
• Smart technology / data services / monetization add-ons
• Prefab homes manufacturing
• Double down on subscriptions, offering direct connection between other architects and homeowners and allow booking directly with them through their Coexist profile, social media, or other sites, making the process easier, faster and more transparent.
Our platform will handle all invoicing, billing, processing, and collection services.



coexist
Introducing
COEXIST Build LLC
Healthy, carbon smart high-end homes for less
Contact Info:
coexist.build
Funding Request:
$150K